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PROSPECTUS SUPPLEMENT To prospectus dated January 24, 2006	Filed pursuant to Rule 424(b)(3) and 424(b)(7)
A filing fee of $18,895, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the common stock offered from the registration statement
(File No. 333-131260) by means of this prospectus supplement.

4,154,045 Shares

Common Stock

        This prospectus supplement relates to resales of up to 4,154,045 shares of our common stock, par value $0.01 per share, which may be sold from time to time by and for the account of certain limited and other partners of funds affiliated with First Reserve named in this prospectus supplement that have received shares that have been distributed "in-kind" by such funds (each, an "Additional Selling Stockholder" and collectively, the "Additional Selling Stockholders"). We have been informed that such funds have distributed to their partners all remaining 4,154,045 shares previously owned by such funds.

        This prospectus supplement does not relate to any shares of our common stock which have been distributed "in-kind" by affiliates of The Blackstone Group. Resales of such shares are covered by a separate prospectus supplement dated the date hereof.

        The methods of sale of common stock offered hereby are described under the heading "Plan of Distribution." We will receive none of the proceeds from such resales.

        Our common stock is listed on the New York Stock Exchange under the symbol "FCL." The last reported sale price of our shares of common stock on the New York Stock Exchange on January 24, 2006 was $46.24 per share.

        Investing in our common stock involves risks. See "Risk Factors" described on page S-3 and those contained in our incorporated documents to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

January 25, 2006

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. No offer of these securities is being made in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

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  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

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  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

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  Our Current Reports on Form 8-K filed on March 2, 2005, March 14, 2005, May 5, 2005, June 3, 2005, August 5, 2005, August 11, 2005, October 28, 2005, October 31, 2005, December 8, 2005, December 12, 2005, December 13, 2005 and January 5, 2006.

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  All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and before the termination of the offering of the securities covered by the prospectus supplement.

        You can request a copy of these filings at no cost, by writing or calling us at the following address:

    Foundation Coal Holdings, Inc.
    999 Corporate Boulevard
    Suite 300
    Linthicum Heights, Maryland 21090-2227
    (410) 689-7600

Our Company

        All references in this prospectus supplement to "we," "our" and "us" refer collectively to Foundation Coal Holdings, Inc. and its consolidated subsidiaries.

        We are the fifth largest coal producer in the United States, with operations in the four major coal producing regions in the United States: the Powder River Basin, Northern Appalachia, Central Appalachia and the Illinois Basin. Our primary business is to produce, process and sell steam coal, which we sell to producers of electric power, the majority of whom are large U.S.-based utilities with an investment grade credit rating. We also produce and process metallurgical coal for use in the manufacture of steel.

        We employ a variety of different mining techniques at our nine underground mines and four surface mines. A number of these mines are among the most productive coal producers in the regions in which they operate, due to, among other things, our employment of advanced longwall technologies and truck-and-shovel systems. Our current management team has successfully managed our operations as a stand-alone subsidiary of RAG Coal International AG since 1999 and has continued to manage our operations since we became an independent company on July 30, 2004.

        We have a large, geographically diverse reserve base which contains a broad range of coal qualities. Our reserves in Wyoming and West Virginia contain compliance coal, which does not require our customers to use sulfur dioxide reduction technologies (commonly referred to as scrubbers) to comply with the requirements of the Clean Air Act, and other low sulfur coal. Demand for clean burning, lower sulfur coal has grown significantly since the adoption of the Clean Air Act. Our reserves in Pennsylvania contain high Btu coal, which produces a greater amount of energy per ton when burned, but which results in higher sulfur emissions than compliance coal. As a result of the new Clean Air Interstate Rule ("CAIR"), a significant number of utilities have installed or recently initiated plans to install scrubbers and would thus be able to more efficiently burn higher sulfur coals. In addition, other utilities can utilize higher sulfur coal through their use of coal blending or purchased emissions allowances. As a result of the broad range of characteristics and qualities of our reserves, we are positioned to serve our customers in all the major segments of the market.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks relating to our common stock below, together with the other Risk Factors and other information included in our incorporated documents, before investing in our common stock.

Risks Relating to Our Business

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.

        The prices we charge for coal depend upon factors beyond our control, including:

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  the supply of, and demand for, domestic and foreign coal;

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  the demand for electricity;

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  domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

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  the proximity to, capacity of, and cost of transportation facilities;

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  domestic and foreign governmental regulations and taxes;

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  air emission and other regulatory standards for coal-fired power plants;

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  costs of transportation of our coal relative to our competitors;

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  regulatory, administrative and court decisions;

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  the price and availability of alternative fuels, including the effects of technological developments; and

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  the effect of worldwide energy conservation measures.

        Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Any decreased demand would cause spot prices to decline and require us to increase productivity and decrease costs in order to maintain our margins. If we are not able to maintain our margins, our operating results could be adversely affected. Therefore, price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and invest in operations.

Any adverse change in coal consumption patterns by North American electric power generators or steel producers could result in weaker demand and possibly lower prices for our production, which would reduce our revenues.

        During 2004 and the first nine months of 2005, sales of steam coal accounted for approximately 97% and 97% of our total coal sales volume and 92% and 91% of our coal sales revenue, respectively, and the vast majority of our sales of steam coal were to U.S. electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2004 and in the first nine months of 2005, according to the EIA. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments and environmental and other governmental regulations. Many of the recently constructed electric power sources have been gas-fired, by virtue of lower construction costs and reduced environmental risks. Gas-based generation from existing and newly constructed gas-based facilities has the potential to displace coal-based generation, particularly from older, less efficient coal generators. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants. Any reduction in coal demand from the electric generation and steel sectors could create short-term market imbalances, leading to lower demand for, and price of, our products, thereby reducing our revenue.

Our profitability may decline due to unanticipated mine operating conditions and other factors that are not within our control.

        Our mining operations are influenced by changing conditions that can affect production levels and costs at particular mines for varying lengths of time and as a result can diminish our profitability. Weather conditions, equipment and parts availability, replacement or repair, prices and availability for fuel, steel, explosives, tires and other supplies, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden partings, rock and other natural materials, accidental mine water discharges and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results.

        Decreases in our profitability as a result of the factors described above could materially adversely impact our quarterly or annual results. These risks may not be covered by our insurance policies.

MSHA may order certain of our mines to be temporarily closed, which would adversely affect our ability to meet our customers' demands.

        MSHA may order certain of our mines to be temporarily closed. For example, in January 2004, MSHA determined that, based on a revised interpretation of existing federal regulations, a ventilation plan previously approved by MSHA for a longwall panel at our Cumberland mine in Pennsylvania did not comply with applicable federal regulations. In response, we idled the Cumberland longwall in February 2004, issued force majeure notices to our customers, and began revising the ventilation system to minimize any future business disruption. By early May 2004, we had developed additional entries to an existing air shaft, and on May 7, 2004, after obtaining the approval of MSHA, we resumed longwall operations at the Cumberland mine. The shutdown of the Cumberland longwall resulted in lost production of an estimated 1.4 million tons and reduced EBITDA for the first quarter of 2004 by an estimated $20.2 million and the second quarter of 2004 by an estimated $10.9 million. The mine is currently producing at pre-shutdown run-rates. Such a closure or other interruption could occur in the future.

Our profitability may be adversely affected by the status of our long-term coal supply contracts, and changes in purchasing patterns in the coal industry may make it difficult for us to extend existing contracts or enter into long-term supply contracts, which could adversely affect the capability and profitability of our operations.

        We sell a significant portion of our coal under long-term coal supply agreements, which we define as contracts with a term greater than 12 months. The prices for coal shipped under these contracts are set although sometimes subject to adjustment, and thus may be below the current market price for similar-type coal at any given time, depending on the time frame of contract execution or initiation. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices if and when they arise. In addition, in some cases, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes allowable under some contracts.

        When our current contracts with customers expire or are otherwise renegotiated, our customers may decide not to extend or enter into new long-term contracts or, in the absence of long-term contracts, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. For additional information relating to these contracts, see "Business—Long Term Supply Agreements" in our incorporated documents.

        As electric utilities adjust to the acid rain regulations of the Clean Air Act, the Clean Air Mercury Rule, the Clean Air Interstate Rule and the possible deregulation of their industry, they could become increasingly less willing to enter into long-term coal supply contracts and instead may purchase higher percentages of coal under short-term supply contracts. To the extent the industry shifts away from long-term supply contracts, it could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased or less predictable revenues.

Certain provisions in our long-term supply contracts may provide limited protection during adverse economic conditions or may result in economic penalties upon the failure to meet specifications.

        Price adjustment, "price reopener" and other similar provisions in long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Some of our coal supply contracts contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a pre-set "floor" and "ceiling". In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.

        Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers for the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts.

        Consequently, due to the risks mentioned above with respect to long-term contracts, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term contracts.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

        We derived 56% of our total combined pro forma coal revenues from sales to our 10 largest customers for the year ended December 31, 2004, with no single customer accounting for more than 9% of our coal revenues for that year. At December 31, 2004, we had 24 coal supply agreements with those 10 customers that expire at various times from 2005 to 2020. Negotiations to extend existing agreements or enter into new long-term agreements with those and other customers may not be successful, and those customers may not continue to purchase coal from us under long-term coal supply agreements, or at all. If any of our top customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our revenues and profitability could suffer materially.

Disruption in supplies of coal produced by third parties and contractors could temporarily impair our ability to fill our customers' orders or increase our costs.

        In addition to marketing coal that is produced from our controlled reserves, we purchase and resell coal produced by third parties from their controlled reserves to meet customer specifications and, in certain circumstances, we also at times utilize contractors to operate our mines or loading facilities. Disruption in our supply of third-party coal and contractor-produced coal could temporarily impair our ability to fill our customers' orders or require us to pay higher prices in order to obtain the required coal from other sources. Operational difficulties at contractor-operated mines, changes in demand for contract miners from other coal producers, and other factors beyond our control could affect the availability, pricing and quality of coal produced by contractors for us. Any increase in the prices we pay for third-party coal or contractor-produced coal could increase our costs and therefore lower our earnings. During the nine months ended September 30, 2005, less than one percent of the coal we produced was mined by contract miners.

Competition within the coal industry may adversely affect our ability to sell coal.

        Coal with lower production costs shipped east from Western coal mines and from offshore sources has resulted in increased competition for coal sales in the Appalachian region. This competition could result in a decrease in our market share in this region and a decrease in our revenues.

        Demand for our high sulfur coal and the price that we can obtain for it is impacted by, among other things, the changing laws with respect to allowable emissions and the price of emission allowances. Significant increases in the price of those allowances could reduce the competitiveness of high sulfur coal at plants not equipped to reduce sulfur dioxide emissions. Competition from low sulfur coal and possibly natural gas could result in a decrease in our high-sulfur coal market share and revenues from those operations.

        The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments, and environmental and other governmental regulations. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in downward pressure on domestic coal prices.

The government extensively regulates our mining operations, which imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal.

        Our operations are subject to a variety of federal, state and local environmental, health and safety, transportation, labor and other laws and regulations. Examples include those relating to employee health and safety; emissions to air and discharges to water; plant and wildlife protection; the reclamation and restoration of mining properties after mining has been completed; the storage, treatment and disposal of wastes; remediation of contaminated soil, surface and groundwater; surface subsidence from underground mining; and the effects of mining on surface water and groundwater quality and availability. In addition, we are subject to significant legislation mandating certain benefits for current and retired coal miners. We incur substantial costs to comply with government laws and regulations that apply to our operations.

        Numerous governmental permits and approvals are required under these laws and regulations for mining operations. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits. Many of our permits governing discharges to or impacts upon surface streams will be subject to new and more stringent conditions to address various new water quality requirements that permitting authorities are now required to address when those permits are renewed over the next several years. Although we have no estimates at this time, our costs to satisfy such conditions could be substantial. We may also be required under certain permits to provide authorities data pertaining to the effect or impact that a proposed exploration for or production of coal may have on the environment. In recent years, the permitting required under the Clean Water Act to address filling streams and other valleys with wastes from mountaintop coal mining operations and preparation plant refuse disposal has been the subject of extensive litigation by environmental groups against coal mining companies and environmental regulatory authorities, as well as regulatory changes by the U.S. legislative initiatives in the U.S. Congress. It is unclear at this time how the issues will ultimately be resolved, but for this as well as other issues that may arise involving permits necessary for coal mining, such requirements could prove costly and time-consuming, and could delay commencing or continuing exploration or production operations. New laws and regulations, as well as future interpretations or different enforcement of existing laws and regulations, may require substantial increases in equipment and operating costs to us and delays, interruptions or a termination of operations, the extent of which we cannot predict.

        Because of extensive and comprehensive regulatory requirements, violations of laws, regulations and permits during mining operations occur at our operations from time to time and may result in significant costs to us to correct such violations, as well as civil or criminal penalties and limitations or shutdowns of our operations.

        Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or enforcement may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

Our operations may substantially impact the environment or cause exposure to hazardous substances, and our properties may have significant environmental contamination, any of which could result in material liabilities to us.

        We use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials usage before we were involved with those locations as well as after. We may be subject to claims under federal and state statutes, and/or common law doctrines, for toxic torts, natural resource damages, and other damages as well as the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future.

        Mining operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as grouting in lining of stream beds, to prevent or minimize such impacts. We are currently involved with state environmental authorities concerning impacts or alleged impacts of our mining operations on water flows in several surface streams. We are studying, or addressing, those impacts and we have not finally resolved those matters. Many of our mining operations take place in the vicinity of streams, and similar impacts could be asserted or identified at other streams in the future. The costs of our efforts at the streams we are currently addressing, and at any other streams that may be identified in the future, could be significant.

        We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. We have commenced measures to modify our method of operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that will take several years to complete. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

        These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations and environmental conditions at our properties, could result in costs and liabilities that would materially and adversely affect us.

Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

        The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations may require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards. In addition, state regulatory schemes for electricity pricing are increasingly administered to not permit recovery of investments in emissions control equipment. As a result, these generators may switch to fuels that generate less of these emissions, possibly reducing the likelihood that generators will keep existing coal-fired power plants in service or build new coal-fired power plants. Any of these developments may reduce demand for our coal.

        For example, the Clean Air Interstate Rule was issued by the Environmental Protection Agency (the "EPA") in May 2005 imposing new regulations regarding further reductions of sulfur dioxide and nitrogen oxide emissions from coal-fired power plants. In December 2005, the EPA announced a decision to reconsider specific issues and asked for comments. The outcome of this reconsideration is not known at this time. Installation of additional pollution control equipment required by this rule could result in a decrease in the demand for low sulfur coal, potentially driving down prices for low sulfur coal. Also, in March 2005, the EPA finalized a Clean Air Mercury Rule (originally proposed as the Utility Mercury Reductions Rule) for controlling mercury emissions from power plants by imposing a two-step approach to reducing, between now and 2018, the total mercury emissions allowed from coal-fired power plants nationwide. These standards and future standards could have the effect of making coal-fired plants unprofitable, thereby decreasing demand for coal. Some of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations or cash flow.

        Current and future proposals may be introduced in Congress and various states designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, thereby reducing the demand for coal. Current and possible future governmental programs are or may be in place to require the purchase and trading of allowances associated with the emission of various substances such as sulfur dioxide, nitrous oxide, mercury and carbon dioxide. Changes in the markets for and prices of allowances could have a material effect on demand for and prices received for our coal.

        The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide which is a major by-product of burning coal. In December 1997, in Kyoto, Japan, the signatories to the convention agreed to the Kyoto Protocol (the "Protocol") which is a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, if the United States were to ratify the Protocol, our nation would be required to reduce emissions to 93% of 1990 levels over a five-year period from 2008 through 2012. The United States has not ratified the Protocol. The Protocol has received sufficient support from enough nations to enter into force and will become binding on all those countries that have ratified it. Although the Protocol is still not binding on the United States, and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. Countries that have to reduce emissions may use less coal affecting demand for United States export coal. There could be pressure on companies in the United States to reduce emissions if they want to trade with countries that are part of the Protocol. From time to time Congress may consider various proposals to tax or otherwise limit greenhouse gas emissions. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on greenhouse gas emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities, including some of our customers, reduce their emission of carbon dioxide. If successful, there could be limitation on the amount of coal our customers could utilize. Future regulation of greenhouse gas emissions may be implemented as part of or distinct from the Protocol. Any of these measures could affect coal demand at utilities in the United States. See "Business—Environmental and Other Regulatory Matters" in our incorporated documents for a discussion of environmental and other regulations affecting our business.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce revenues by causing us to reduce our production or impairing our ability to supply coal to our customers.

        Transportation costs represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.

        On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. Historically, high coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. More recently, however, lower rail rates from the western coal producing areas to markets served by eastern U.S. producers have created major competitive challenges for eastern producers. The increased competition could have a material adverse effect on the business, financial condition and results of operations of our Pennsylvania, West Virginia and Illinois operations.

        Some of our mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues.

        If there are disruptions of the transportation services provided by our primary rail or barge carriers that transport our produced coal and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

        West Virginia legislation, which raised coal truck weight limits, includes provisions supporting enhanced enforcement. The legislation went into effect on October 1, 2003 and implementation began on January 1, 2004. It is possible that other states in which our coal is transported by truck will modify their laws to limit truck weight limits. Such legislation could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could adversely affect revenues.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

        We have not yet applied for all of the permits required, or developed the mines necessary, to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserve base. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We may be unable to obtain the permits necessary for us to operate profitably in the future. Some of these permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen.

        Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to obtain other reserves through acquisitions in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire coal properties on commercially reasonable terms.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.

        We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is periodically reviewed by outside firms. The reserve estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

        For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

        We conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. Title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. Our right to mine some of our reserves has in the past been, and may again in the future be, adversely affected if defects in title or boundaries exist. In order to obtain leases to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

        Our strategy includes opportunistically expanding our operations and coal reserves through acquisitions of businesses and assets, mergers, joint ventures or other transactions. Such transactions involve various inherent risks, such as:

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  uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of, acquisition or other transaction candidates;

  •
  the potential loss of key customers, management and employees of an acquired business;

  •
  the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

  •
  problems that could arise from the integration of the acquired business; and

  •
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale.

        Any one or more of these and other factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets or could result in unexpected liabilities associated with these acquisition candidates.

Expenditures for benefits for non-active employees could be materially higher than we have anticipated, which could increase our costs and adversely affect our financial results.

        We are responsible for certain long-term liabilities under a variety of benefit plans and other arrangements with active and inactive employees. The unfunded status (the excess of projected benefit obligation over plan assets) of these obligations, as reflected in notes 12, 13 and 14 to our consolidated financial statements at December 31, 2004, included $483.0 million of postretirement obligations, $50.6 million of defined benefit pension obligations, $28.7 million of workers' compensation obligations and $6.0 million of self insured pneumoconiosis obligations. These obligations have been estimated based on assumptions including actuarial estimates, assumed discount rates, estimates of mine lives, expected returns on pension plan assets and changes in health care costs. We could be required to expend greater amounts than anticipated. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse affect on our financial results. Several states in which we operate consider changes in workers' compensation laws from time to time, which, if enacted, could adversely affect us.

The inability of the sellers of companies we have acquired to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.

        In our acquisition and disposition agreements, the respective sellers and buyers, and in some cases, their parent companies, agreed to retain responsibility for and indemnify us against damages resulting from certain third-party claims or other liabilities. These third-party claims and other liabilities include, without limitation, employee liabilities, costs associated with various litigation matters related to the mines involved, and certain environmental liabilities. The failure of any seller or buyer and, if applicable, its parent company, to satisfy its obligations with respect to claims and retained liabilities covered by the relevant agreements could have an adverse effect on our results of operations and financial position because claimants may successfully assert that we are liable for those claims and /or retained liabilities. In addition, certain obligations of the sellers to indemnify us will terminate or have already terminated upon expiration of the applicable indemnification period and will not cover damages in excess of the applicable coverage limit. The assertion of third-party claims after the expiration of the applicable indemnification period or in excess of the applicable coverage limit, or the failure of any seller to satisfy its indemnification obligations with respect to breaches of its representations and warranties, could have an adverse effect on our results of operations and financial position.

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital, and could force us to sell material assets or operations to attempt to meet our debt service obligations.

        Our financial performance could be affected by our substantial indebtedness. As of September 30, 2005, our total indebtedness was $665.0 million. In addition, as of September 30, 2005, we had $185.0 million of letters of credit outstanding and additional borrowings available under our new revolving credit facility of $165.0 million. We may also incur additional indebtedness in the future.

        The degree to which we are leveraged could have important consequences, including, but not limited to:

  •
  making it more difficult to self-insure and obtain surety bonds or letters of credit;

  •
  limiting our ability to enter into new long-term sales contracts;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

  •
  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development, debt service requirements or other general corporate requirements;

  •
  making it more difficult for us to pay interest and satisfy our debt obligations;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

  •
  placing us at a competitive disadvantage compared to less leveraged competitors.

  In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our material assets secure our indebtedness under our Senior Credit Facilities.

        If our cash flows and capital resources are insufficient to fund our debt service obligations or our requirements under our other long term liabilities, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our requirements under our other long term liabilities. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our Senior Credit Facilities and the indenture under which our 7 1/4% Senior Notes were issued restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If our business does not generate sufficient cash for operations, we may not be able to repay our indebtedness.

        Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. In particular, economic conditions could cause the price of coal to fall, our revenue to decline, and hamper our ability to repay our indebtedness.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, on terms acceptable to us or at all.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our indebtedness do not prohibit Foundation Coal Holdings, Inc. or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in our Senior Credit Facilities and our indenture impose restrictions that may limit our operating and financial flexibility.

        The Senior Credit Facilities, our indenture governing the 7 1/4% Senior Notes and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit the ability of our subsidiaries ability to enter into certain financial arrangements or engage in specified transactions, including the payment of certain dividends.

        Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with our financial covenants contained in our Senior Credit Facilities. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Failure to maintain required surety bonds could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease the coal. Failure to maintain capacity for required letters of credit could limit our available borrowing capacity under our Senior Credit Facilities and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements.

        We are required to provide financial assurance to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation benefits, to secure coal lease obligations and to satisfy other miscellaneous obligations. We generally use surety bonds to secure reclamation and coal lease obligations. We generally use letters of credit to assure workers' compensation benefits, United Mine Workers of America ("UMWA") retiree medical benefits and as collateral for surety bonds. Miscellaneous obligations are secured using both surety bonds and letters of credit.

        As of September 30, 2005, we had outstanding surety bonds of $251.0 million, which includes $229.2 million secured reclamation obligations, $10.7 million secured coal lease obligations and $9.6 million secured self-insured workers' compensation obligations. The premium rates and terms of the surety bonds are subject to annual renewals. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease the coal. That failure could result from a variety of factors including the following:

  •
  lack of availability, higher expense or unfavorable market terms of new surety bonds; and

  •
  restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of the indenture or new credit facilities.

        In addition, as of September 30, 2005, we had $185.0 million of letters of credit in place for the following purposes: $33.4 million for workers' compensation, including collateral for workers compensation bonds; $23.4 million for UMWA retiree health care obligations; $121.5 million for collateral for reclamation surety bonds; $3.0 million for minimum royalty payment obligations for a closed mine in Utah; and $3.7 million for other miscellaneous obligations. Obligations secured by letters of credit may increase in the future. Any such increase would limit our available borrowing capacity under the Senior Credit Facilities and could negatively impact our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements.

Due to our participation in multi-employer pension plans, we may have exposure under those plans that extends beyond what our obligation would be with respect to our employees.

        We contribute to two multi-employer defined benefit pension plans administered by the UMWA. In 2004, our total contributions to these plans and other contractual payments under our UMWA wage agreement were approximately $1.3 million.

        In the event of a partial or complete withdrawal by us from any plan which is underfunded, we would be liable for a proportionate share of such plan's unfunded vested benefits. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan's unfunded vested benefits.

        In addition, if a multi-employer plan fails to satisfy the minimum funding requirements, the Internal Revenue Service, pursuant to Section 4971 of the Internal Revenue Code (the "Code") will impose an excise tax of 5% on the amount of the accumulated funding deficiency. Under Section 413(c)(5) of the Code, the liability of each contributing employer, including us, will be determined in part by each employer's respective delinquency in meeting the required employer contributions under the plan. The Code also requires contributing employers to make additional contributions in order to reduce the deficiency to zero, which may, along with the payment of the excise tax, have a material adverse impact on our financial results.

Our pension plans are currently underfunded and we may have to make significant cash payments to the plans, reducing the cash available for our business.

        We sponsor pension plans in the United States for salaried and non-union hourly employees. In 2005, we contributed $7.7 million to our pension plans. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect.

        As of September 30, 2005, our pension plans were underfunded by $57.2 million (based on the actuarial assumptions used for FAS 87 purposes). Our pension plans are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

Our financial condition could be negatively affected if we fail to maintain satisfactory labor relations.

        As of September 30, 2005, the UMWA represented approximately 41% of our employees, who produced approximately 23% of our coal sales volume during the nine months ended September 30, 2005. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. Our existing collective bargaining agreements with the UMWA expire in 2007. If some or all of the affected employees strike, it could adversely affect our productivity, increase our costs and disrupt shipments.

        In November 2003, the UMWA held an election at our Rockspring mining facility in West Virginia. The UMWA challenged nine unopened ballots as being improperly cast by supervisors. The outcome of the election will depend on the decision of the National Labor Relation Board (the "NLRB") with respect to the nine challenged ballots, which ballots will not be opened until final resolution of the challenge. On February 5, 2004, the Regional Director of the NLRB ruled that only five of the nine challenged ballots could be counted. Both parties appealed to the full NLRB, and we are currently awaiting a decision. If it is ultimately determined that the UMWA was validly elected, 255 employees, or approximately 10% of our total workforce, will become UMWA members. In the event the Rockspring mining facility becomes unionized, we will bargain in good faith towards an acceptable collective bargaining agreement. If we are unable to do so, there could be strikes or other work stoppages detrimental to the normal operation of the Rockspring mining facility.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity and competitive costs, which could adversely affect our profitability.

        Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In the event the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal.

Our ability to operate our company effectively could be impaired if we lose key personnel.

        We manage our business with a number of key personnel. We do not have "key person" life insurance to cover our executive officers. The loss of certain of these key individuals could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Key personnel may not continue to be employed by us or we may not be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Mining in Central Appalachia and Northern Appalachia is more complex and involves more regulatory constraints than mining in the other areas, which could affect the mining operations and cost structures of these areas.

        The geological characteristics of Central Appalachia and Northern Appalachia coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers' ability to use coal produced by, our mines in Central Appalachia and Northern Appalachia.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

        Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. If there is deterioration of the creditworthiness of electric power generator customers or trading counterparties, our business could be adversely affected. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.

If we do not implement all required corporate governance and accounting practices and policies you will not be afforded all of the protections available to shareholders of other companies and we may be unable to provide the required financial information in a timely and reliable manner.

        Prior to our IPO, as a privately-held company, we were not subject to any of the corporate governance and financial reporting practices and policies required of a publicly-traded company. The controls and procedures that we implemented may not comply with all of these practices and policies. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

        Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Common Stock

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock.

Provisions in our certificate of incorporation and bylaws may discourage a takeover attempt even if doing so might be beneficial to our shareholders.

        Provisions contained in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock" in the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project" and similar terms and phrases, including references to assumptions, in this prospectus supplement to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  market demand for coal, electricity and steel;

  •
  future economic or capital market conditions;

  •
  weather conditions or catastrophic weather-related damage;

  •
  our production capabilities;

  •
  the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

  •
  our plans and objectives for future operations and expansion or consolidation;

  •
  our relationships with, and other conditions affecting, our customers;

  •
  timing of reductions or increases in customer coal inventories;

  •
  long-term coal supply arrangements;

  •
  risks in coal mining;

  •
  environmental laws, including those directly affecting our coal mining and production, and those affecting our customers' coal usage;

  •
  competition;

  •
  railroad, barge, trucking and other transportation performance and costs;

  •
  our assumptions concerning economically recoverable coal reserve estimates;

  •
  employee workforce factors;

  •
  regulatory and court decisions;

  •
  future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

  •
  changes in postretirement benefit and pension obligations;

  •
  our liquidity, results of operations and financial condition;

  •
  disruptions in delivery or changes in pricing from third party vendors of goods and services which are necessary for our operations, such as fuel, steel products, explosives and tires; and

  •
  other factors, including those discussed in "Risk Factors" in our incorporated documents.

        You should keep in mind that any forward-looking statement made by us in this prospectus supplement or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus supplement after the date of this prospectus supplement, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus supplement or elsewhere might not occur.

USE OF PROCEEDS

        We will not receive any of the proceeds from resales of common stock sold by the Additional Selling Stockholders under this prospectus supplement.

DIVIDEND POLICY

        On March 28, 2005 and June 28, 2005, we paid quarterly dividends of $0.04 per share to stockholders of record on March 7, 2005 and June 14, 2005, respectively and on September 28, 2005 we paid a quarterly dividend of $0.05 per share to stockholders of record prior to 5:00 p.m. on September 14, 2005. On December 29, 2005, we paid quarterly dividends of $0.05 per share to stockholders of record on December 15, 2005. We expect our Board to continue to declare quarterly dividends at such rate for the foreseeable future. The Board will determine the amount of any future dividends from time to time based on (a) our results of operations and the amount of our surplus available to be distributed, (b) dividend availability and restrictions under our credit agreement and indenture, (c) the dividend rate being paid by comparable companies in the coal industry, (d) our liquidity needs and financial condition and (e) other factors that our board of directors may deem relevant. Foundation PA Coal Company's Senior Credit Facilities and indenture governing the 7 1/4% Senior Notes currently limit the amount that Foundation Coal Corporation, in the case of the indenture, and its direct parent, in the case of the Senior Credit Facilities, can pay as dividends to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in our incorporated documents for more detail on such limits.

PRICE RANGE OF OUR COMMON STOCK

        Trading in our common stock commenced on the New York Stock Exchange on December 9, 2004 under the symbol "FCL." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock reported in the New York Stock Exchange consolidated tape.

	High	Low
2004
Fourth Quarter	$23.84	$21.25
2005
First Quarter	27.40	19.85
Second Quarter	26.84	20.65
Third Quarter	39.58	25.10
Fourth Quarter	39.50	31.10
2006
First Quarter (through January 24, 2006)	46.98	38.14

ADDITIONAL SELLING STOCKHOLDERS

        The table below sets forth the name of each Additional Selling Stockholder and the number of shares of common stock that may be resold by each Additional Selling Stockholder under this prospectus supplement. The Additional Selling Stockholders have acquired or may acquire their shares of our common stock upon the ratable "in-kind" distribution by First Reserve Fund IX, L.P. ("First Reserve") of all or a portion of their shares to their limited and general partners. The table below assumes that First Reserve has effected such "in-kind" distribution of such shares to the Additional Selling Stockholders. The table sets forth the maximum number of shares of common stock received in First Reserve's "in-kind" distribution that are beneficially owned by each of the Additional Selling Stockholders as of the date of this prospectus supplement and after giving effect to such "in-kind" distribution. The information is based on information provided to us, on or prior to January 24, 2006. The table below excludes beneficial ownership and resale share data of certain Additional Selling Stockholders relating to shares of common stock they may have received in the concurrent "in-kind" distribution by affiliates of The Blackstone Group. Resales of such shares are covered by a separate prospectus supplement dated the date hereof.

        The Additional Selling Stockholders may from time to time resell any or all of the shares of common stock pursuant to this prospectus supplement. Some of these Additional Selling Stockholders may subsequently make further transfers to their respective partners or members which resales are also covered by this prospectus supplement. The Additional Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act of 1933. Information about the Additional Selling Stockholders may change from time to time. Any changed information will be set forth in prospectus supplements, if required.

        Because the Additional Selling Stockholders may resell all or some portion of the shares of common stock, we cannot estimate the number of shares of common stock that may be held by the Additional Selling Stockholders upon the completion of any sales. See "Plan of Distribution."

Name of Additional Selling Stockholder	Beneficial Ownership of Shares of Common Stock from First Reserve In-Kind Distribution	Maximum Number of Shares of Common Stock Which May Be Resold Hereby
Additional Selling Stockholder
Abbott Capital Private Equity Fund III, L.P.	36,253	36,253
Alaska State Pension Investment Board	36,253	36,253
Barings (Ireland) Limited	24,169	24,169
California Public Employees' Retirement System	302,114	302,114
California State Teachers' Retirement Fund	290,028	290,028
Delta Airlines Benefit Trust	96,676	96,676
Endowment Energy Partners IV, L.P.	72,507	72,507
First Reserve GP IX, L.P.(1)	879,147	879,147
GS Private Equity Partners 2000 Offshore Holdings, L.P.	29,752	29,752
GS Private Equity Partners 2000, L.P.	88,023	88,023
GS Private Equity Partners 2000—Manager Fund L.P.	32,797	32,797
Iowa Public Employees' Retirement System	72,507	72,507
John D. and Catherine T. MacArthur Foundation	31,420	31,420
Minnesota State Board of Investment	241,692	241,692
MSDW PE/VC Holdings, Inc.	29,003	29,003
Oregon Public Employees' Retirement Fund	181,267	181,267

Pantheon USA IV, L.P.	57,571	57,571
Pension Reserves Investment Limited	181,267	181,267
Rhode Island Employees' Retirement System	48,338	48,338
San Francisco City and County Employees' Retirement System	72,507	72,507
SBC Master Pension Trust	60,422	60,422
Stargate Investment Pte Ltd	60,422	60,422
Teacher Retirement System of Texas	302,114	302,114
Tucker Anthony Private Equity Fund III, L.P.	24,169	24,169
United Airlines, Inc. Group Investment Trust by the Northern Trust	60,422	60,422
University of Chicago	24,169	24,169
University of Rochester	24,169	24,169
Virginia Retirement System	120,845	120,845
Washington State Investment Board	241,692	241,692
Other Additional Selling Stockholders(2)	432,330	432,330
Totals	4,154,045	4,154,045

(1)
First Reserve GP IX, L.P. is an affiliate of First Reserve.

(2)
Consists of Additional Selling Stockholders that hold, in aggregate, less than 1% of our aggregate outstanding common stock.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

General

        In connection with the Transactions, our subsidiary, Foundation PA Coal Company entered into a senior secured credit facility with Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as joint lead arranger, joint book manager and co-syndication agent, Credit Suisse First Boston as joint lead arranger, joint book manager and co-syndication agent and UBS Securities LLC, Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires, as co-documentation agents, and each lender party thereto.

        The senior secured credit facility provides senior secured financing of $820.0 million, consisting of

  •
  a $470.0 million term loan facility; and

  •
  a $350.0 million revolving credit facility.

        The term loan facility was fully drawn upon consummation of the Transactions. As of September 30, 2005, on a pro forma basis, we would have had approximately $185.0 million of letters of credit outstanding and additional borrowings available under the revolving credit facility of $165.0 million.

        Upon the occurrence of certain events, we may request an increase to the existing term loan facility and/or the existing revolving credit facility in an amount not to exceed $100 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the Administrative Agent.

        Foundation PA Coal Company is the borrower under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for $250 million of letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

        We have amended the senior secured credit facility to provide for, among other things, an increase in the allowance for capital expenditures.

Interest Rate and Fees

        The borrowings under the Senior Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate, plus 1/2 of 1%, and (3) the federal funds rate plus of 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the term loan facility is 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility and the term loan facility may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the Senior Credit Facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We also pay customary letter of credit fees.

Prepayments

        The Senior Credit Facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  beginning in the year ending December 31, 2005, 75% (which percentage we expect will be reduced to 50% if our leverage ratio is equal or less than 4.00 to 1.00, and to 25% if our leverage ratio is equal or less than 3.00 to 1.00 and to 0% if our leverage ratio is equal or less than 2.50 to 1.00) of the annual excess cash flow of FC 2 Corp. and its subsidiaries;

  •
  100% of the net cash proceeds in excess of $5.0 million in a single transaction or series of related transactions or $10.0 million per fiscal year from asset sales and casualty and condemnation events, if we do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations;

  •
  100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

  •
  100% of amounts in excess of $5.0 million in respect of certain claims arising out of the Acquisition, subject to certain exceptions.

        The foregoing mandatory prepayments other than from excess cash flow will be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow will be applied to the term loan facility at our direction.

        We may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        We are required to repay installments on the loans under the term loan facility in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on July 30, 2009.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by FC 2 Corp. and each of its existing and future domestic wholly owned subsidiaries, other than Foundation PA Coal Company, referred to collectively as Guarantors.

        All obligations under the senior secured credit facility, and the guarantees of those obligations, are secured by substantially all the assets of each Guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of 100% of the capital stock of Foundation Coal Corporation, 100% of the capital stock of each Guarantor (other than FC 2 Corp.) and 65% of the capital stock of any of our foreign subsidiaries acquired or created in the future that are directly owned by us or one of the Guarantors; and

  •
  a security interest in substantially all tangible and intangible assets of each Guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of each Guarantor, to:

  •
  sell assets;

  •
  incur additional indebtedness or issue preferred stock;

  •
  repay other indebtedness (including the Notes);

  •
  pay dividends and distributions or repurchase our capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain material agreements governing our indebtedness, including the Notes;

  •
  change the business conducted by FC 2 Corp. and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires us to maintain the following financial covenants:

  •
  a maximum total leverage ratio;

  •
  a minimum interest coverage ratio; and

  •
  a maximum capital expenditures limitation.

        The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        As of December 31, 2005, we were in compliance in all material respects with all covenants and provisions contained in the senior secured credit facility.

7 1/4% Senior Notes due 2014

General

        In July 2004, Foundation PA Coal Company issued $300.0 million aggregate principal amount of 7 1/4% Senior Notes that mature on August 1, 2014 in a private transaction not subject to the registration requirements under the Securities Act. The Notes are guaranteed, on a senior unsecured basis, by Foundation Coal Corporation. On February 2, 2005, Foundation PA Coal Company completed an exchange offer whereby all of the Notes were exchanged for publicly traded, registered securities with identical terms.

Ranking

        The Notes are Foundation PA Coal Company's senior unsecured obligations and rank equally in right of payment to all of Foundation PA Coal Company's existing and future senior indebtedness; rank senior in right of payment to any future senior subordinated indebtedness and subordinated indebtedness of Foundation PA Coal Company; and are effectively subordinated in right of payment to

Foundation PA Coal Company's secured indebtedness (including obligations under the Senior Credit Facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Foundation PA Coal Company's future subsidiaries that are not guarantors.

Optional Redemption

        At any time prior to August 1, 2007, up to 35% of the aggregate principal amount of the Notes issued under the indenture may be redeemed on any one or more occasions at a redemption price of 107.25% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of the Notes issued under the indenture (excluding Notes held by Foundation PA Coal Company and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

  (2)
  the redemption occurs within 180 days after the date on which any such equity offering is consummated.

        On or after August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

        At any time prior to August 1, 2009, all or a part of the Notes may be redeemed upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the date of redemption.

Change of Control

        Upon the occurrence of a change of control which is defined in the indenture governing the Notes, each holder of the Notes has the right to require Foundation PA Coal Company to repurchase some or all of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

        The indenture governing the Notes contains covenants limiting, among other things, Foundation Coal Corporation's ability and the ability of its restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on or make other distributions or repurchase Foundation Coal Corporation's or any of its restricted subsidiary's capital stock;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by its restricted subsidiaries to Foundation Coal Corporation;

  •
  use assets as security in other transactions; and

  •
  sell certain assets or merge with or into other companies.

  Events of Default

        The indenture governing the Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such Notes to become or to be declared due and payable.

        As of December 31, 2005, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the Notes.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        We currently have outstanding an aggregate of approximately 45,047,832 shares of common stock (which excludes shares of our common stock issuable under our 2004 Stock Incentive Plan). Of the outstanding shares, the 24,121,900 shares that were sold in our initial public offering, the 10,260,500 shares that were sold in our September 2005 secondary offering and the 8,308,090 shares in the aggregate that may be resold from time to time under this prospectus supplement and the related prospectus supplement covering resales of shares distributed by affiliates of The Blackstone Group will be freely tradable without restriction or further registration under the Securities Act. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Registration Rights Agreement

        The registration rights agreement provides that, in connection with a public offering and sale, AMCI Acquisition III, LLC ("AMCI") has, in certain circumstances, the ability to require us to register its shares of our common stock. AMCI currently holds 1,466,136 shares of our common stock. In addition, in connection with other registered offerings by us, existing holders of shares of our common stock have the ability to exercise certain piggyback registration rights with respect to such shares.

Rule 144

        Subject to the provisions of Rule 144, 1,790,474 shares of our common stock will be available for sale in the public market under exemptions from registration requirements.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock or approximately 0.45 million shares; and

  •
  the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Stock Options

        Pursuant to our stock incentive plan, we have granted options to members of senior management to purchase an aggregate of 3,536,432 shares of our common stock. Of the shares of common stock granted as time-based options, approximately 20% of 982,343 shares vested and became exercisable on December 31, 2004, an additional 20% vested and became exercisable in December 31, 2005 and an additional 20% will, subject to the continued employment of such members of senior management, vest and become exercisable on each December 31 through December 31, 2008. Performance-based options to purchase another 2,554,089 shares will, subject to the continued employment of such members of senior management, vest and become exercisable on the eighth anniversary of the date of the grant, subject to partial accelerated vesting each calendar year through December 31, 2008 upon the achievement of certain annual performance targets of which the compensation committee accelerated vesting of 10% of the performance options based on the Company's 2004 performance. As of January 24, 2006, 401,298 vested options were exercised.

PLAN OF DISTRIBUTION

        This prospectus supplement may be used for resales from time to time by the Additional Selling Stockholders set forth under "Additional Selling Stockholders." The term Additional Selling Stockholders includes direct and indirect transferees, pledgees, donees and/or successors of the Additional Selling Stockholders, including those described below. Further, this prospectus supplement may be used in connection with sales or resales by the general partner of First Reserve in connection with sales by such general partner for cash or subsequent transfers by such general partner to its limited partners of their ratable portion of the shares then owned by such general partner, together with resales of such shares of such limited partners.

        We have been advised that the resales of the common stock which may be made by the Additional Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions): (1) on the New York Stock Exchange or such other national security exchange on which our common stock are listed, in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or in the over-the-counter market, or in a combination of any such transactions or (4) through the writing of options. In connection with sales of the common stock or otherwise, the Additional Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock and deliver common stock to close out such short positions, or loan or pledge common stock to broker-dealers that in turn may sell such securities. Such transactions may be effected by the Additional Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Additional Selling Stockholders may effect such transactions by selling the common stock to or through broker-dealers and such broker-dealers will receive compensation in the form of discounts or commissions from the Additional Selling Stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent (which discounts or commissions from the Additional Selling Stockholders or such purchasers will not exceed those customary in the type of transactions involved).

        Any broker-dealers that participate with the Additional Selling Stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts received by such broker-dealers and any profit on the resale of the common stock by such broker-dealers might be deemed to be underwriting discounts and commissions under such act.

        Upon being notified by the Additional Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the common stock through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

  •
  The names of such broker-dealers;

  •
  The number of shares involved;

  •
  The price at which such shares are being sold;

  •
  The commission paid or the discounts or concessions allowed to such broker-dealer;

  •
  Where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

  •
  Other facts material to the transaction.

PROSPECTUS

Common Stock

        We and/or certain selling stockholders may offer and sell shares of our common stock, par value $0.01 per share, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

        You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

        Our common stock is listed on the New York Stock Exchange under the symbol "FCL."

        Investing in our common stock involves risks. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

January 24, 2006

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we and/or certain selling stockholders may, from time to time, offer and/or sell our common stock in one or more offerings or resales. Each time common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading "Incorporation of Certain Documents by Reference."

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. No offer of these securities is being made in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

AVAILABLE INFORMATION

        We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

        We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

  •
  Our Current Reports on Form 8-K filed on March 2, 2005, March 14, 2005, May 5, 2005, June 3, 2005, August 5, 2005, August 11, 2005, October 28, 2005, October 31, 2005, December 8, 2005, December 12, 2005, December 13, 2005 and January 5, 2006.

  •
  All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of the offering of the securities covered by the prospectus.

        You can request a copy of these filings at no cost, by writing or calling us at the following address:

    Foundation Coal Holdings, Inc.
    999 Corporate Boulevard
    Suite 300
    Linthicum Heights, Maryland 21090-2227
    (410) 689-7600

OUR COMPANY

        All references in this prospectus to "we," "our" and "us" refer collectively to Foundation Coal Holdings, Inc. and its consolidated subsidiaries.

        We are the fifth largest coal producer in the United States, with operations in the four major coal producing regions in the United States: the Powder River Basin, Northern Appalachia, Central Appalachia and the Illinois Basin. Our primary business is to produce, process and sell steam coal, which we sell to producers of electric power, the majority of whom are large U.S.-based utilities with an investment grade credit rating. We also produce and process metallurgical coal for use in the manufacture of steel.

        We employ a variety of different mining techniques at our nine underground mines and four surface mines. A number of these mines are among the most productive coal producers in the regions in which they operate, due to, among other things, our employment of advanced longwall technologies and truck-and-shovel systems. Our current management team has successfully managed our operations as a stand-alone subsidiary of RAG Coal International AG since 1999 and has continued to manage our operations since we became an independent company on July 30, 2004.

        We have a large, geographically diverse reserve base which contains a broad range of coal qualities. Our reserves in Wyoming and West Virginia contain compliance coal, which does not require our customers to use sulfur dioxide reduction technologies (commonly referred to as scrubbers) to comply with the requirements of the Clean Air Act, and other low sulfur coal. Demand for clean burning, lower sulfur coal has grown significantly since the adoption of the Clean Air Act. Our reserves in Pennsylvania contain high Btu coal, which produces a greater amount of energy per ton when burned, but which results in higher sulfur emissions than compliance coal. As a result of the new Clean Air Interstate Rule ("CAIR"), a significant number of utilities have installed or recently initiated plans to install scrubbers and would thus be able to more efficiently burn higher sulfur coals. In addition, other utilities can utilize higher sulfur coal through their use of coal blending or purchased emissions allowances. As a result of the broad range of characteristics and qualities of our reserves, we are positioned to serve our customers in all the major segments of the market.

        Our principal executive office is located at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090 and our telephone number is (410) 689-7600.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, any prospectus supplement and the documents incorporated by reference herein contain forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  market demand for coal, electricity and steel;

  •
  future economic or capital market conditions;

  •
  weather conditions or catastrophic weather-related damage;

  •
  our production capabilities;

  •
  the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

  •
  our plans and objectives for future operations and expansion or consolidation;

  •
  our relationships with, and other conditions affecting, our customers;

  •
  timing of reductions or increases in customer coal inventories;

  •
  long-term coal supply arrangements;

  •
  risks in coal mining;

  •
  environmental laws, including those directly affecting our coal mining and production, and those affecting our customers' coal usage;

  •
  competition;

  •
  railroad, barge, trucking and other transportation performance and costs;

  •
  our assumptions concerning economically recoverable coal reserve estimates;

  •
  employee workforce factors;

  •
  regulatory and court decisions;

  •
  future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

  •
  changes in postretirement benefit and pension obligations;

  •
  our liquidity, results of operations and financial condition; and

  •
  disruptions in delivery or changes in pricing from third party vendors of goods and services which are necessary for our operations, such as fuel, steel products, explosives and tires.

  •
  other factors, including those discussed in "Risk Factors" in our incorporated documents.

        You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

        In the case of a sale of common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of common stock by any selling stockholders, we will not receive any of the proceeds from such sale.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws as each is in effect as of the date of this prospectus. We refer you to our amended and restated certificate of incorporation and by-laws, copies of which are incorporated by reference into the registration statement of which this prospectus forms a part.

Authorized Capitalization

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 45,047,832 shares is currently issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. The amounts available to us to pay cash dividends will be restricted by our subsidiaries' debt agreements. Foundation PA Coal Company's Senior Credit Facilities and indenture governing the Notes limit the ability of Foundation Coal Corporation, in the case of the indenture, and its direct parent in the case of the Senior Credit Facilities, to pay dividends to us. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

        Liquidation Rights.    Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

        Other Matters.    The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Certain provisions of our amended and restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies

        Our amended and restated certificate of incorporation and the bylaws provide that (i) prior to the date on which the Sponsors cease to own at least 40% of all the then outstanding shares of stock, directors may be removed for any reason upon the affirmation vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date the Sponsors cease to own at least 40% of all the then outstanding shares of stock directors may be removed only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that, except as set forth in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

        The Delaware General Corporation Law ("DGCL") provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

        Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time by the board or a committee of the board which has been designated by the board.

Stockholder Action by Written Consent

        The DGCL permits stockholder action by written consent unless otherwise provided by amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which the Sponsors cease to own at least 40% of all the then outstanding shares of stock.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

        The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote:

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  the removal of directors;

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  the limitation on stockholder action by written consent;

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  the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board; and

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  the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

        In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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  under Section 174 of the DGCL (unlawful dividends); or

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  for transactions from which the director derived improper personal benefit.

        Our amended and restated certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

        We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change- in control attempts.

Transfer Agent and Registrar

        The Bank of New York is the transfer agent and registrar for our common stock.

Listing

        Our common stock trades on the New York Stock Exchange under the symbol "FCL."

Authorized but Unissued Capital Stock

        The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

VALIDITY OF THE SHARES

        The validity of the shares of common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds controlled by one of our large shareholders, The Blackstone Group.

EXPERTS — INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of RAG American Coal Holding, Inc. as of December 31, 2003, for each of the two years in the period ended December 31, 2003 and for the period from January 1, 2004 through July 29, 2004 (date of sale) appearing in Foundation Coal Holdings, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Foundation Coal Holdings, Inc. as of December 31, 2004 and for the period from February 9, 2004 (date of formation) through December 31, 2004 appearing in Foundation Coal Holdings, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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ABOUT THIS PROSPECTUS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Our Company
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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
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DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
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ABOUT THIS PROSPECTUS
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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
OUR COMPANY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
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EXPERTS — INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM